

SECURITIES AND EXCHANGE COMMISSION 07005849

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48744

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CCO Investment Services Corp.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

53 State Street
(No. and street)

Boston	**MA**	**02109**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Cuccia **617-994-7582**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAR 29 2007

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

THOMSON FINANCIAL

200 Berkeley Street	**Boston**	**MA**	**02116-5022**
(Address)	(City)	(State)	(Zip Code)


SEC MAIL
RECEIVED
PROCESSING

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AFFIRMATION

I, Gary Cuccia, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of CCO Investment Services Corp. (the "Company"), as of December 31, 2006, are true and correct. I further affirm that neither the Company, nor any partner, principal officer, or director, has any proprietary interest in any account classified solely as that of a customer.

Gary Cuccia 2/27/2007

Signature Date

Senior Vice President - CFO

Title

Subscribed and Sworn to before me
on this 27 day of February 2007

Irene D. Gambuto

Notary Public



IRENE D. GAMBUTO
Notary Public
Commonwealth of Massachusetts
My Commission Expires
January 17, 2014

CCO Investment Services Corp.

(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

Consolidated Financial Statements as of and for the Year Ended December 31, 2006, Supplemental Schedules as of December 31, 2006, and Independent Auditors' Reports

Filed Pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT.**

CCO INVESTMENT SERVICES CORP.

(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

This report contains (check all applicable boxes):**

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) Consolidated Statement of Financial Condition.
- ☒ (c) Consolidated Statement of Operations.
- ☒ (d) Consolidated Statement of Cash Flows.
- ☒ (e) Consolidated Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims Creditors (not applicable).
- ☒ Notes to Financial Statements.
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- ☒ (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
- ☐ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
- ☐ (j) Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not required).
- ☒ (k) Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Affirmation.
- ☐ (m) Copy of the SIPC Supplemental Report (not required).
- ☐ (n) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

***For conditions of confidential treatment of certain portions of this filing, see 240.17a-5(e)(3).*

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of
CCO Investment Services Corp.:

We have audited the following consolidated financial statements of CCO Investment Services Corp. and subsidiaries (the "Company") (a wholly owned subsidiary of Citizens Financial Group, Inc.) as of and for the year ended December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The following supplemental schedules listed in the accompanying table of contents as of December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic consolidated financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 consolidated financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

DELOITTE + TOUCHE LLP

February 27, 2007

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2006

	(in thousands)
ASSETS	
Cash and cash equivalents	$ 11,147
Escrow account balances - Restricted	50
Commission receivable	5,119
Fees receivable	2,531
Income tax receivable	1,470
Deferred tax asset	389
Due from affiliates	49
Furniture and equipment (cost of $6,956—net of $4,453 of accumulated depreciation)	2,503
Employee advances	1,468
Other assets	477
TOTAL ASSETS	$ 25,203
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Due to affiliates	$ 2,774
Payable to insurance carriers	2,048
Accrued incentive compensation	2,035
Accrued expenses and other liabilities	1,481
Total liabilities	8,338
CONTINGENCIES (note 7)	
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value—authorized, 8,000 shares; issued and outstanding, 100 shares	
Additional paid-in capital	14,500
Retained earnings	2,365
Total stockholder's equity	16,865
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 25,203

See notes to consolidated financial statements.

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

	(in thousands)
REVENUE:	
Commission	$ 61,363
Fees	3,077
Insurance commission	2,485
Trading	1,959
Interest	363
Total revenue	69,247
EXPENSES:	
Employee compensation and benefits	43,609
Clearing fees	2,752
Other outside service fees	2,171
Occupancy and equipment	1,593
Business travel	1,243
Other expenses	1,188
Depreciation and amortization	932
Licensing	865
Regulatory settlements	850
Legal and audit	835
Telephone	558
Customer claims	465
Total expenses	57,061
Operating Income Before Fee to Affiliate Banks	12,186
Fee to Affiliate Banks (Note 3)	12,434
Loss before income taxes	(248)
Income tax benefit (Note 6)	129
Net loss	$ (119)

See notes to consolidated financial statements.

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2006

(in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE—January 1, 2006	$ -	$ 5,500	$ 2,484	$ 7,984
Capital contribution from Parent		9,000		9,000
Net loss			(119)	(119)
BALANCE—December 31, 2006	$ -	$ 14,500	$ 2,365	$ 16,865

See notes to consolidated financial statements.

CCO INVESTMENT SERVICES CORP.

(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (119)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	932
Changes in operating assets and liabilities:	
Increase in commissions receivable	(3,218)
Increase in fees receivable	(2,531)
Increase in income tax receivable	(1,936)
Decrease in deferred tax asset	79
Decrease in due from affiliates	2,709
Increase in other assets	(190)
Increase in due to affiliates	2,017
Increase in payable to insurance carriers	875
Decrease in accrued incentive compensation	(339)
Decrease in accrued expenses and other liabilities	(2,828)
Net cash used by operating activities	(4,549)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Net change in escrow balance	28
Purchase of furniture and equipment	(1,477)
Employee loan advances	(1,468)
Net cash used in investing activities	(2,917)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from capital contribution	9,000
Net cash provided in financing activities	9,000
INCREASE IN CASH AND CASH EQUIVALENTS	1,534
CASH AND CASH EQUIVALENTS—Beginning of year	9,613
CASH AND CASH EQUIVALENTS—End of year	$ 11,147
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Income tax payments	$ 1,844

See notes to consolidated financial statements.

1. NATURE OF OPERATIONS

CCO Investment Services Corp. and subsidiaries (the "Company"), a Rhode Island corporation incorporated on September 21, 1995, is a registered broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is a wholly owned subsidiary of Citizens Bank of Rhode Island (the "Parent"), which is a wholly owned subsidiary of Citizens Financial Group, Inc. ("CFG"). CFG is a wholly owned subsidiary of the Royal Bank of Scotland plc. The Company commenced operations on January 19, 1996, and distributes and sells mutual funds and provides certain insurance, securities, brokerage, and investment advisory services.

The Company owns 100% of Citizens Financial Services Insurance Agency, Inc. ("CFSIA"). CFSIA was established as a wholly owned subsidiary of the Company to comply with the insurance regulations of the state of Massachusetts. CFSIA records revenues and expenses related to the Company's Massachusetts insurance operations. The Company also owns 100% of Citizens Insurance Agency of New York, Inc. ("CIANY"). As of December 2006, CIANY was established as a wholly owned subsidiary of the Company to comply with the insurance regulations of the state of New York. CIANY records revenues and expenses related to the Company's New York insurance operations.

The Company introduces brokerage transactions for clearance and execution services to National Financial Services Corporation ("NFSC"). The agreement between the Company and NFSC provides that the Company is obligated to assume an exposure related to nonperformance by its customers, thus exposing the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations. The Company monitors its customer activity by reviewing information it receives from NFSC on a daily basis, requiring customers to deposit additional collateral or reduce positions when necessary and reserving for doubtful accounts when necessary.

The Company's customer base is primarily concentrated in New England, Pennsylvania, and the Midwest. Revenues are dependent, in part, on customers' investing patterns and requirements, which may vary with changes in the local and national economies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation— The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition—Commission income represents net commissions received from sales of mutual fund units and fixed and variable annuities. The Company recognizes commission income on mutual fund shares at the time the mutual funds are sold. These mutual funds also have an asset-based fee (12b-1 fee) that is charged to the fund over a stated period. The Company will recognize 12b-1 commissions on the 12b-1 fees when they are received.

Insurance commission income represents net commissions received from sales of various insurance products and are recognized when the insurance products are sold to customers.

The Company assesses its customers transaction and other service fees which are accrued in the period in which they are earned.

Trading gains relate to income received from the purchases and sales of securities. The Company did not hold any trading securities at December 31, 2006.

Cash and Cash Equivalents— For the purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks and overnight federal funds sold with an average maturity of less than 90 days.

Escrow Account Balances - Restricted—Escrow deposits represent cash account balances that are required to be maintained at NFSC in connection with that organization's clearing services agreement.

Employee Advances—Advances paid to financial consultants are charged to commission expense on a straight line basis over a five year period. Should a financial consultant leave employment of the Company before the end of the fifth year of employment, the remaining balance of the advance would be repayable to the Company.

Fair Value of Financial Instruments— All financial instruments, including receivables and payables, on the Company's statement of financial condition are carried at fair value or at amounts that approximate fair value.

New Accounting Pronouncements— In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting and reporting for income taxes where the interpretation of the tax law may be uncertain. It prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. FIN 48 also establishes a "more-likely-than-not" recognition threshold that must be met before a tax benefit can be recognized in the financial statements. FIN 48 is effective for reporting periods beginning after December 15, 2006. The cumulative effect of applying its provisions will be reported as an adjustment to the opening balance of retained earnings in the year of adoption. The Company is currently evaluating the impact of this standard on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after December 15, 2007. Management is currently evaluating the impact of these changes and does not expect there will be a material impact to the Company's statements of financial condition, operations or cash flow.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an Amendment of FASB Statement No. 115 ("SFAS No. 159"). SFAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management is currently evaluating the impact of these changes.

3. TRANSACTIONS WITH RELATED PARTIES

The Company received a $9,000 capital contribution from its Parent for purposes of settling its outstanding legal claims and to fund the hiring of additional employees. At December 31, 2006, the Company maintained $2,367 in demand deposit accounts with its Parent.

The Company has entered into investment services agreements with its Parent and its affiliates, Citizens Bank of New Hampshire, Citizens Bank of Massachusetts, Citizens Bank of Connecticut, Citizens Bank of Pennsylvania, Citizens Bank of Delaware and Charter One Bank and its affiliates, which are wholly owned subsidiaries of CFG The Company provides securities brokerage and investment advisory services to customers at branches of the Parent and affiliates. In connection with these services, the Company also provides management, administration, and customer support services. The Company pays its Parent and affiliates a monthly fee equal to their monthly share of income or loss, net of its direct and indirect expenses. Income includes, but is not limited to, commission income, income from the sale of securities, trading account gains, and interest income. Direct and indirect expenses include, but are not limited to, space usage, administration support, salaries, commissions, bonuses, and related employee benefits.

All operating costs of the Company are paid by CFG and are reimbursed by the Company one month in arrears. Such costs are recorded on an accrual basis. Employees of the Company are covered under the postretirement benefit plans sponsored by CFG. For the year ended December 31, 2006, the expense charged to the Company for retirement benefits was approximately $421, which has been included as a component of employee compensation and benefits expense.

4. FURNITURE, EQUIPMENT AND SOFTWARE

Furniture, equipment and software are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the assets, typically three to five years. Costs related to computer software developed or obtained for internal use are capitalized in conformity with Statement of Position 98-1, and amortized using the straight-line method over the estimated useful life of five years.

The Company begins to amortize the software when the asset (or an identifiable component of the asset) is substantially complete and ready for its intended use.

	Cost
Furniture	$ 1,023
Equipment	2,647
Software	3,286
	6,956
Less accumulated depreciation and amortization	(4,453)
Furniture, equipment and software —net	$ 2,503

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2006, the Company had unconsolidated net capital of $5,038, which was in excess of the required net capital of $556 by $4,482. The Company's ratio of aggregate indebtedness to net capital was 1.66-to-1.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of paragraph (k)(1) thereof and from Rule 17a-13 under the provisions of paragraph (a) thereof.

6. INCOME TAXES

The Company along with other affiliates, is included in the consolidated federal return filed by CFG. Accordingly, the income tax liability or benefit is allocated to the Company in a manner which is representative of how the Company would compute its provision as a separate entity, with benefit given to losses used in the current consolidated return.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of income taxes for the year ended December 31, 2006, were as follows:

Current tax benefit	$ 92
Deferred tax benefit	37
Total tax benefit	$ 129

Effective income tax reconciliation:

Tax at statutory rate	$ 87	35.0%
State tax	44	17.7%
Other	(2)	-0.7%
Total	$ 129	52.0%

The Company's effective tax rate varies from the statutory federal income tax rate of 35% primarily due to state and other income taxes and disallowed meals/entertainment expenses.

The tax effects of temporary differences that give rise to significant portions of deferred taxes are presented below:

Deferred tax asset:		
Accrued expenses	$	612
Deferred tax liability:		
Depeciation		(223)
Net deferred tax asset	$	389

At December 31, 2006, the Company believes that the net deferred tax asset is realizable and has not recorded a valuation allowance.

7. CONTINGENCIES

The Company, from time to time, is involved in litigation or other proceedings related to customer claims and regulatory matters.

During the course of 2005 and 2006, the Company paid a total of $4,300 to settle outstanding claims brought by the NASD, and the states of Massachusetts and Rhode Island over allegations of improper sales practices as well as E-mail retention problems. The SEC is currently conducting an examination of the Company's sales practices. As of December 31, 2006 the Company believes it is possible that a fine will be assessed, but has not accrued for any loss contingency because it cannot be reasonably estimated.

* * * * * *

SUPPLEMENTAL SCHEDULES

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

SUPPLEMENTAL SCHEDULE - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2006 — UNCONSOLIDATED (in thousands)

COMPUTATION OF NET CAPITAL	Unaudited Amount Per December 31, 2006 Focus Report	Amount Pursuant to Annual Audited Report	Difference Increase (Decrease)	Note
TOTAL STOCKHOLDER'S EQUITY	$ 16,907	$ 16,865	$ (42)	(1)
DEDUCTIONS AND/OR CHARGES—Nonallowable assets:				
Commissions and fees receivable	5,169	5,169		
Due from Affiliates	206	206		
Furniture and equipment	2,503	2,503		
Other assets	448	448		
Employee advances	1,468	1,468		
Income and deferred taxes	1,865	1,865		
Total nonallowable assets	11,659	11,659	(42)	
Net capital before haircuts on securities positions	5,248	5,206	(42)	
HAIRCUTS ON SECURITIES:				
Money market	-	174	(174)	(2)
Total haircuts on securities positions				
NET CAPITAL	$ 5,248	$ 5,032	$ (216)	
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
MINIMUM NET CAPITAL REQUIREMENT (Representing 6.67% of aggregate indebtedness)	479	556	(77)	
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF INTRODUCING BROKER OR DEALER	100	100		
NET CAPITAL REQUIREMENT	$ 479	$ 556	$ (77)	
EXCESS NET CAPITAL	$ 4,769	$ 4,476	$ (293)	
COMPUTATION OF AGGREGATE INDEBTEDNESS				
AGGREGATE INDEBTEDNESS FROM STATEMENT OF FINANCIAL CONDITION	$ 7,185	$ 8,338	$ 1,153	(3)
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	137%	166%		

(1) - Difference due to refinement of estimates and resolution of reconciliation differences.
(2) - Difference due to clerical error on Focus report.
(3) - Difference due to inclusion of liabilities of subsidiaries in audited consolidated financial statements.

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND UNAUDITED PART IIA COMPUTATION PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5 AS OF DECEMBER 31, 2006 (in thousands)

RECONCILIATION TO FOCUS REPORT

	Audited Consolidated Financial Statements	Reconciling Items *	Unaudited Focus Report Unconsolidated
ASSETS:			
Cash and cash equivalents*	$ 11,147	$ (1,087)	$ 10,060
Commission and fees receivable**	7,650	(353)	7,297
Employee advances	1,468		1,468
Other assets*	477	(29)	448
Due from affiliates*	49	157	206
Furniture and equipment	2,503	0	2,503
Income tax	1,470	3	1,473
Deferred taxes	389	3	392
Escrow accounts balance	50	0	50
Total	25,203	(1,306)	23,897
LIABILITIES:			
Due to affiliates*	$ 2,774	$ (1,076)	1,698
Accrued incentive compensation	2,035		2,035
Accrued expenses*	1,481	(20)	1,461
Payable to insurance carriers*	2,048	(210)	1,838
Total	$ 8,338	$ (1,306)	7,032

* Amounts represent assets and liabilities of the MA and NY Insurance Agencies (see Note 1), which are not included in the Company's net capital computation.

** Of the $7,297 commissions and fees receivable, $2,128 represents allowable and $5,169 nonallowable assets for net capital computation purposes.

CCO INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT FOR BROKER-DEALERS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Section (k)(1) of the Rule.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholder and Board of Directors of
CCO Investment Services Corp.:

In planning and performing our audit of the consolidated financial statements of CCO Investment Services Corp. and subsidiaries (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 27, 2007), in accordance with auditing standards generally accepted in the United States of America and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of

any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and the National Association of Securities Dealers that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

February 27, 2007

END